# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TScan Therapeutics, Inc., CIK 0001783328
CUSIP: 89854M101
Title of class of securities: Voting Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063423

## Reporting persons
- Readout Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,453,388; sole dispositive power 0; shared dispositive power 3,453,388; aggregate amount beneficially owned 3,453,388 (5.4% of the class)
- Readout Capital GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,453,388; sole dispositive power 0; shared dispositive power 3,453,388; aggregate amount beneficially owned 3,453,388 (5.4% of the class)
- Matthew Smith: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,453,388; sole dispositive power 0; shared dispositive power 3,453,388; aggregate amount beneficially owned 3,453,388 (5.4% of the class)

## Item 1. Issuer
Name of issuer: TScan Therapeutics, Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, MASSACHUSETTS, 02451.

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Readout Capital, LP, ( the "Firm"), (ii) Readout Capital GP, LLC ("Readout GP"), and (iii) Matthew Smith. Each a "Reporting Person."

Readout GP is the General Partner to the Firm. Matthew Smit is a Managing Member of Readout GP.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1630 Columbia Road NW, Unit 418, Washington, D.C. 20009.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Reporting Person.

By virtue of the Firm's position as the investment manager to Readout Capital Master Fund, LP (the "Master Fund") and the Sub-Advised Funds ("the Sub-Advised Funds"), the direct holders of an aggregate of 3,453,388 of Voting Common Stock, $0.0001 par value per share (the "Common Stock") of TScan Therapeutics, Inc. (the "Issuer"). The Firm may be deemed to exercise voting and investment power over such shares of Common Stock held by the Master Fund and the Sub-Advised Funds, and thus may be deemed to beneficially own such shares of Common Stock. By virtue of its position as the General Partner to the Firm, Readout GP may be deemed to exercise voting and investment power over the shares of Common Stock held directly by the Master Fund and the Sub-Advised Funds, and thus may be deemed to beneficially own such shares of Common Stock. By virtue of Matthew Smith's position as the Managing Member of Readout GP, Matthew Smith may be deemed to exercise voting and investment power over the shares of Common Stock held directly by the Master Fund and the Sub-Advised Funds, and thus may be deemed to beneficially own such shares of Common Stock.

Ownership percentages are based on 63,502,667 shares of Common Stock reported as issued and outstanding as of August 7, 2026 in the Issuer's Quarterly Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
Percent of class: See Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Readout Capital, LP: Scott Barnes, Chief Compliance Officer (09/25/2026)
- Readout Capital GP, LLC: Matthew Smith, Managing Member (09/25/2026)
- Matthew Smith: Matthew Smith, Authorized Signatory (09/25/2026)